Exhibit 99.1

Core AI Holdings Appoints Haggai Ravid to Board of Directors

MIAMI, FL – October 30, 2026 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced that Haggai Ravid has been appointed to its Board of Directors, effective immediately, following a unanimous vote of the Board approving his nomination.

Mr. Ravid brings more than 20 years of senior executive, investment banking and corporate finance experience, with a demonstrated track record of leading public companies, executing complex financial restructurings, raising capital, and driving strategic growth initiatives. His appointment further strengthens the Company’s Board with significant expertise in public company management, financial strategy, capital markets and mergers and acquisitions.

Most recently, Mr. Ravid served as Chief Executive Officer of Nasdaq traded Sadot Group Inc. from June 2025 through August 2026, where he led a comprehensive corporate turnaround, including a balance sheet restructuring, converting more than $5 million of merchant cash advances and other liabilities into equity, raising approximately $10 million through multiple financing tranches, and securing a $100 million equity line of credit. He also implemented significant cost-reduction initiatives, streamlined operations, and transformed the Company’s supply-chain business into an AI-driven platform. Since August 2026, Mr. Ravid has continued serving Sadot Group as an Executive Director, supporting its Board, strategic initiatives, capital markets activities and leadership transition.

Prior to Sadot Group, Mr. Ravid served as Chief Financial Officer of Nasdaq traded Seamless Group Inc. from December 2022 to December 2024, where he oversaw financial planning and budgeting, public company reporting and SEC compliance, and supported the Company’s de-SPAC process and capital markets activities.

Mr. Ravid also served as Chief Executive Officer of Cukierman & Company Investment House Ltd. from 2006 through 2022, where he led multiple business divisions spanning technology, fintech, mobility, healthcare, energy and other sectors. During his tenure, he directed complex strategic initiatives, cross-border mergers and acquisitions, and financial transactions totaling approximately $5 billion. Between 2015 and 2018, he additionally served as CEO of Cukierman & Company’s China operations, based in Shanghai, overseeing cross-border investment banking activities, capital raising and strategic relationships with Chinese regulatory and business organizations.

Earlier in his career, Mr. Ravid held investment banking and financial leadership positions in the United States and Israel, including at Twin Triangle Financial, MBI and Bank Leumi. His experience encompasses equity financing, SPAC transactions, equity lines of credit, venture lending, international underwriting, financial restructuring and strategic corporate development.

Mr. Ravid holds an MBA from Rutgers University and an undergraduate degree from Hebrew University.

Aitan Zacharin, Chief Executive Officer of Core AI, commented:

“We are very pleased to welcome Haggai to the Board of Directors. Haggai brings an exceptional combination of public company leadership, financial expertise, capital markets experience and strategic execution. His experience leading public issuers, securing financing and executing complex transactions will be particularly valuable as Core AI continues to execute on its long-term growth strategy.

As we build Core AI into a leading global AI technology and infrastructure company, having directors who understand the demands of the public markets and have a proven ability to create shareholder value is extremely important. Haggai’s depth of experience and strategic perspective will be a tremendous addition to our Board, and we look forward to working with him.”

Haggai Ravid, newly appointed Board Member of Core AI, commented:

“I am excited to join the Board of Core AI at such an important stage in the Company’s development. Artificial intelligence and the infrastructure required to support its continued expansion represent significant long-term opportunities. Core AI has an ambitious vision, and I believe the Company has an opportunity to build meaningful value through its strategic initiatives across the AI ecosystem.

I look forward to working with Aitan and the rest of the Board to support the Company’s strategic direction, strengthen its financial and corporate infrastructure, evaluate growth opportunities and help position Core AI for sustainable long-term growth and shareholder value creation.”

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value.

Core AI Investor Relations

ir@coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.